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                                                                EXHIBIT 20.03

               AMENDMENT NO. 3 TO AGREEMENT OF PURCHASE AND SALE


        This Amendment made and entered into effective June 28, 1996, by and between California Jockey Club, a Delaware Corporation, ("Seller") and Airdial Company, LLC, a California limited liability company, ("Purchaser or Buyer") as assignee of Lee Iacocca & Associates, Inc., a Michigan Corporation ("Associates") bears the following recitals:

        A. On or about December 15, 1995, Seller and Associates entered into an Agreement of Purchase and Sale covering approximately 40 acres located at the Bay Meadows Race Track in San Mateo, California ("the Subject Property").

        B. Said Agreement of Purchase and Sale has previously been amended by amendments dated respectively March 5, 1996 and May 31, 1996. Said agreement, as amended, is referred to herein as the "Purchase Agreement."

        C. Associates has assigned its rights and obligations under the Purchase Agreement to Purchaser, and Seller has consented to such assignment.

        D. The initial members of Purchaser are Lee Iacocca, Allen Paulson, William McComas and William Barrett.

        E. Capitalized terms shall have the same meaning herein as in the Purchase Agreement.

        F. The parties now desire to further amend the purchase Agreement as herein after set forth.

        Now therefore the parties hereto agree as follows:

        1.  Section 2.1 is hereby amended in its entirety to read as follows:

        "2.1 Purchase Price: the total purchase price for the Subject Property (the "Purchase Price") shall be $36,615,000.00; provided that the Purchase Price shall be increased or decreased, as the case may be, by 53.33% of the difference between (i) the actual cost of the Off-Site Improvements (as hereinafter defined) as set forth on Seller's fixed price contracts for such Off-Site Improvements (the "Improvement Contracts"); and (ii) $11,000,000.00, subject however to the provisions of Sections 2.2.5 and 7.3 below.


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         2.   Section 2.2.3 is hereby amended in its entirety to read as follows:

         "2.2.3   Upon satisfaction of Buyer's conditions to closing as set
         forth in Subsection 3.1, Buyer shall within three (3) business days delver to Escrow its irrevocable standby letter of credit in favor of Seller in the sum of Five Hundred Thousand ($500,000.00) drawn on a national bank having offices in San Francisco or San Mateo County, California or New York, Chicago or Detroit (the "First Additional Deposit"). Within three (3) days after Seller obtains the Entitlements Buyer shall deliver to Escrow a second such letter of credit also in the sum of Five Hundred Thousand Dollars ($500,000.00) (the "Second Additional Deposit"). The instruments representing the Additional Deposit and the Second Additional Deposit (collectively, the "Additional Deposits") shall provide that they may be drawn upon satisfaction or waiver of (i) Buyer's conditions to closing, as set forth in Section 3 and (ii) Seller's conditions to closing, as set forth in Subsection 4.1 and shall otherwise be in form and content subject to Seller's approval, which shall not be unreasonably withheld. Concurrent with delivery of the Additional Deposit, Title Company shall release from escrow and return to Buyer marked "Cancelled" the note constituting the Initial Deposit. The Initial Deposit and the Additional Deposits are sometimes hereinafter collectively referred to as the Deposit.

         IF THE CONDITIONS SET FORTH IN SECTION 3 HAVE BEEN SATISFIED AND SELLER IS NOT IN MATERIAL BREACH HEREUNDER AND BUYER BREACHES THIS AGREEMENT BY FAILING TO COMPLETE THE SALE HEREUNDER, THE SUM OF ONE MILLION DOLLARS ($1,000,000.00) SHALL BE PAID TO SELLER AS LIQUIDATED DAMAGES FOR SUCH BREACH, IT BEING AGREED


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         THAT SUCH PAYMENT SHALL BE SELLER'S SOLE REMEDY IN THE EVENT OF SUCH
         DEFAULT AND THAT SUCH ACTUAL DAMAGES THAT WOULD RESULT FROM SUCH A BREACH ARE UNCERTAIN AND WOULD BE EXTREMELY DIFFICULT TO FIX AT THIS TIME AND WOULD BE DIFFICULT TO PROVE. THE PARTIES AGREE THAT THEY HAVE NEGOTIATED THE AMOUNT OF ONE MILLION DOLLARS ($1,000,000.00) AS BEING THEIR BEST ESTIMATE AT THE DATE HEREOF OF SELLER'S LOSS IN THE EVENT OF A BREACH BY BUYER. IN ORDER TO ENABLE SELLER TO COLLECT SAID LIQUIDATED DAMAGES, THE AFORESAID LETTERS OF CREDIT SHALL BE TURNED OVER TO SELLER UPON A BREACH BY BUYER AS DESCRIBED ABOVE.
         (Buyer's initials)   WB                  (Seller's initials)   KHQ
                            ---------                                 ---------

         3. Section 2.2.5 is hereby amended in its entirety to read as follows:

         "2.2.5   Seller, at its option, may assign the Improvement Contracts to its purchaser of substantially all of the Stables Property (the "Stables Purchaser") and at any time thereafter (provided escrow has closed hereunder) delegate to Purchaser Seller's payment obligation to the Improvement Contractors with respect to the Subject Property. In such event the Purchase Price, rather than being increased or decreased as provided in Section 2.1, shall be adjusted as follows:

         (i) The percentage of work completed or work completed under the Improvement Contracts shall be determined reasonably and in good faith by Seller and Purchaser and multiplied by (53.33%) of the fixed prices set forth therein (the "Contract Sum"), said produce being referred to herein as the "Partial Completion Value";

        (ii) The Purchase Price shall be increased by the amount, if any, by which the partial Completion Value exceeds Five Million Eight Hundred Sixty-Five Thousand Dollars ($5,865.000.00) or decreased by the amount, if any, by which Five Million Eight Hundred Sixty-five Thousand Dollars ($5,865,000.00) exceeds the Partial Completion Value. Following such delegation, Subsection 7.3.4 shall no longer apply and, except as provided in Section 7.3.7 below, as payments are called for under the Improvement Contracts, the Stables Purchaser and/or Seller shall pay forty-four (44%) thereof, Purchaser shall pay fifty-three and 33/100 percent (53.33%) thereof, and Seller shall pay the balance, provided that such assignment and delegation shall not relieve Seller



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             of its obligation to Purchaser to construct the Off-Site
             Improvements and Seller shall become secondarily liable to Purchaser with respect to such obligation. Purchaser shall provide security for such payment obligation either in the form of an irrevocable standby letter of credit or set-aside letter from Purchaser's bank and shall otherwise be in form and content subject to Seller's approval, which shall not be unreasonably withheld."

         4.   The following sentence is added to Section 2.3.1:

              "Notwithstanding the foregoing, (a) either party may extend the close of escrow to a date which is 60 days following commencement of construction of the Off-Ramp, by notice to the other party and
              (b) Purchaser may extend close of escrow to a date when Seller has completed or caused to be completed all soil compaction and surcharging which is required in order for Seller to construct or cause to be constructed the Off-Site Improvements which are described in Section 7.3 of this Agreement." Further Purchaser shall not be required to close escrow prior to the completion of those Off-Site Improvements which the City requires to be completed before the issuance of a building permit to Purchaser.


         5. The term "Approval Date" as used in Section 3.1 and thereafter in the Agreement is modified to mean the date November 22, 1996.

         6.   Section 3.2.1 is hereby amended as follows:

              a.  Exhibit "4-A" and Exhibit "4-B, each attached hereto and made a part hereof by this reference, are substituted for Exhibit "4" as alternative Land Use Programs to which the Entitlements may relate. Conditions relating to the Entitlements shall be satisfied if Entitlements conforming to either of the Programs are obtained. If the Entitlements are not obtained by December 31, 1997, either party may terminate this Agreement; provided that Purchaser can avoid such termination by: (i) agreeing to close escrow on or before March 31, 1998 and (ii) unless Seller or the Stables Purchaser is proceeding with the development of the Stables Property, agreeing to be responsible for constructing and paying for one hundred percent (100%) of the Off-Site Improvements necessary for the development of the Subject Property.

              b. The word "Programs" is substituted for the word "Program" in line 11.

              c. Exhibit "5-A," attached hereto and incorporated herein by this reference, is hereby substituted for Exhibit "5".


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              d.  For purposes of determining when approval of the Entitlements and the Tentative Map (as defined in paragraph 14 below) are obtained, the term "expiration of all appeal periods" relating to approvals shall also include lapse of the applicable period, provided such period does not exceed ninety (90) days, for holding a referendum of the Development Agreement without any referendum having been brought and lapse of the statute of limitations period, provided such period does not exceed ninety (90) days, for any action challenging the validity of any of the Entitlements.

         7. Sections 3.2.2 and 3.2.3 are hereby deleted, and the word "Adjusted" is deleted wherever it appears in the Purchase Agreement before the word "Entitlements."

         8.   A new section 3.5 is added to the Purchase Agreement as follows:

         "3.5 Building Permit Conditions. Once the Entitlements have been obtained, other than the normal non-discretionary conditions for building imposed by the City of San Mateo (e.g. permit fees and submission of construction drawings, etc.) there shall be no other restrictions, discretionary approvals, conditions or impositions on the ability of Purchaser to obtain building permits for the improvements



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         contemplated by the Land Use Plan to which the Entitlements relate and contemplated by Purchaser's tentative subdivision map for the Subject
         Real property.   This condition must either be satisfied or waived by
         Purchaser within one hundred and eighty (180) days after the Entitlements have been obtained.

         9.   A new section 3.6 is added to the Purchase Agreement as follows:

         "3.6 Cost of On-Site Improvements. Purchaser's obligation to purchase the Property is subject to the condition that the reasonably anticipated cost of Purchaser's costs for infrastructure improvements to or for the Subject Real Property contemplated by and related to the Land Use Programs to which the Entitlements and the Tentative Map relate, including, without limitation, both "hard" and "soft" costs (but excluding any interest charges on borrowed funds) for soil compaction and "surcharging," streets, utility connections, underground utilities and other costs for improvements required in order to sell finished lots (as evidenced by an estimate prepared by a mutually acceptable civil engineer) and exactions, charges, building permit fees and in lieu fees imposed as a condition to approval of subdivision of the Subject Real Property, shall not exceed Nine Million Dollars ($9,000,000.00)." This condition must be satisfied or waived by Purchaser within the same time period provided for satisfaction or waiver of the condition set forth in section 3.5 above.

         10.   A new Section 3.7 is added to the Purchase Agreement as follows:

         "3.7 Termination. In the event Purchaser's obligations under this Agreement are terminated due to the failure of any condition precedent described in this Section 3 or otherwise under this Agreement except Purchaser's default, Purchaser shall be entitled to return of the Deposit."


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         11.   Regarding Section 6.5 of the Purchase Agreement, Purchaser
hereby approves the Bay Meadows Specific Plan dated June 7, 1996, prepared by Calthorp Associates, Economic & Planning Systems, Brian Kangas Foulk and Kenkay Associates.

         12. Section 6.7 of the Purchase Agreement is hereby amended by adding the words "or covenant" following the word "representation" in the second line of such section.

         13. Notwithstanding anything contained in Section 7.1 of the Purchase Agreement (Section 7.1.4 referring to the map described in Section 4.2), Purchaser shall have the responsibility to obtain such tentative subdivision map for the subdivision of the Subject Real Property as desired by Purchaser (the "Tentative Map"). Purchaser shall obtain Seller's approval for the configuration of the parcels to be created by the Tentative Map and any material conditions of approval, which approval shall not be unreasonably withheld. Seller shall cooperate with Purchaser, at no expense to Seller, in connection with all applications and submissions for such map or maps, and shall, upon request of Purchaser, promptly execute and deliver any applications, documents or submissions required by local subdivision authorities to be executed by an owner of property in connection with application for a subdivision by a buyer thereof during the executory period of the Purchase Agreement. Purchaser shall process the Tentative Map in parallel with Seller's processing of the Entitlements such that obtaining approval of the Tentative Map will not delay Close of Escrow. Obtaining the Tentative Map on terms and conditions acceptable to Purchaser, in its reasonable discretion, by the date on which Seller obtains the Entitlements, and expiration of all appeals and challenge periods therefore (provided such period do not exceed ninety (90) days) without appeal or legal challenge, but in no event later than December 31, 1997, shall be a condition precedent to Purchaser's obligation to purchase the Property.


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         14.   Section 7.3.2 is hereby amended in its entirety to read as follows:

               "Purchaser's share of the cost of Off-Site Improvements, to be deposited at Close of Escrow shall be solely to pay the percentage of costs charged by third party contractors for design and/or construction work relating to the Off-Site Improvements pursuant to subsection 2.2.5, including costs of engineering and design of the Off-Site Improvements as well as costs of permits, fees and other charges and expenses incurred in connection therewith and the costs of creating a pathway (including, but not limited to, costs of paving, lighting and landscaping) leading from Saratoga Drive through the Stables Property to the Southwesterly boundary line of the Race Track and the cost of constructing a retention basin on the Race Track, such path and retention basin being considered Off-Site Improvements for purposes of this Agreement. Purchaser's responsibility with respect to the retention basin is to pay $156,000.00 of the first $700,000.00 in costs, and if the cost exceeds $700,000.00 to pay 39.6% of the excess. Unless Purchaser otherwise specifically agrees, disbursement upon Close of Escrow shall be subject to (i) verification that the work for which the disbursement is made has been completed and appropriate mechanic's lien releases have been obtained as to payment for work performed which entitles the parties performing such work to file mechanic's liens against the Subject Property, (ii) prior or concurrent payment by or on behalf of Seller or the Stables Purchaser of the balance of any specific charge to which a disbursement relates.

         15. 7.3.3 is hereby deleted and Section 7.3.5 is hereby amended by substituting the words "the second (2nd) anniversary of the date of the grant of the Entitlements" for the words "two hundred fortieth (240th) calendar day following the Close of Escrow" and by substituting the words "December 31, 1999" for the words "the first (1st) anniversary of the Close of Escrow."


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          16.   A new Section 7.3.7 is added to the Purchase Agreement as
follows:

          "7.3.7 Purchaser's Construction of Off-Site Improvements. Provided the Improvement Contracts have not previously been assigned to the Stables Purchaser, then Seller may elect, by delivery of written notice to Purchaser at least thirty (30) days prior to the Close of Escrow to delegate construction of the Off-Site Improvements to Purchaser, at Purchaser's expense, effective as of the Close of Escrow or in the absence of such election by Seller, Purchaser may elect to assume the obligation to construct the Off-Site Improvements effective as of the Close of Escrow, by delivery of written notice to Seller on or before the Close of Escrow, in either event subject to the approval of the Stables Purchaser. Notwithstanding the foregoing Purchaser may not elect to assume the obligation to construct the off-Site Improvements unless at such time the managers of Purchaser are either William Barrett or a corporation controlled by him, as the sole manager, or William Barrett and William McComas or a corporation controlled by them. In the event of such delegation by Seller or assumption by Purchaser the Purchase Price, rather than being increased or decreased as provided in Section 2.1, shall be adjusted as provided in Section 2.2.5. Thereafter, as payments are called for under the Improvement Contracts, Seller and the Stables Purchaser shall pay forty-four percent (44%) thereof, Seller shall pay two and sixty-seven percent (2.67%) and Purchaser shall pay the balance. Seller and the Stables Purchaser shall make their payments within fifteen (15) days of invoice from Purchaser accompanied by supporting documentation that such costs have been incurred. As security for its obligations under this Section 7.3.7, Seller, at its election, shall do one of the following:


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                 (1)  deposit with an independent third party reasonably
                      acceptable to Purchaser an amount equal to 46.67% of the unpaid balance of the Improvement Contracts (the "Unfunded Balance");

                 (2) deliver to Purchaser an irrevocable standby letter of credit or set-aside letter from Seller's bank in the amount of the Unfunded Balance;

                 (3) deliver to Purchaser a deed of trust against real property owned by Seller with an equity, as reasonably determined by Purchaser, not less than 125% of the Unfunded Balance.

         17.   The following sentence shall be added to Section 7.4:
"Purchaser shall cooperate with Seller in connection with Seller's plan to move dirt back and forth between the Stables Property and the Subject Property for the purpose of surcharging areas which are to be the subject of Off-Site Improvements."

         18. A new Section 7.5 shall be added to the Purchase Agreement as follows:

               7.5.   Surcharge   Purchaser acknowledges that it will be
               economically advantageous to Seller to surcharge the Subject Property whether or not escrow closes hereunder. Accordingly, prior to the Close of Escrow, Seller may elect to surcharge the Subject Property and in the event escrow does in fact close, Purchaser shall reimburse Seller for its out of pocket costs in accomplishing the surcharge, as an addition to the Purchase Price. Purchaser shall have no obligation to reimburse Seller for such costs if escrow does not close as the result of the termination of this Agreement. The surcharge shall be accomplished in a manner consistent with the Entitlements, but at Seller's election may be done before or after the Entitlements are obtained.


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         Alternatively, Seller may delegate to Purchaser the responsibility to accomplish the surcharging, in which event Seller shall lend Purchaser one hundred percent (100%) of the estimated cost thereof, subject to the following:

               7.5.1 The loan shall be evidenced by Purchaser's non-recourse promissory note bearing interest at two percent (2%) above Bank of America's prime rate and shall be due on Close of Escrow. In the event escrow fails to close due to termination of this Agreement, then the promissory note shall be cancelled in exchange for a release from Purchaser relinquishing any claim to the surcharge.

               7.5.2 The loan shall be secured by a deed of trust and such other security instrument as Seller shall reasonably request pledging all of Purchaser's right, title and interest in the Surcharge materials and all plans, specifications, contractors warranties and other intangible rights therein; provided, however, that Purchaser makes no representation or warranty as to the nature or extent of Purchaser's title to such items prior to Close of Escrow;

               7.5.3 The contractor shall be reasonably approved by Seller and shall post a lien-free and performance bond in form and content reasonably approved by Seller and Purchaser shall make timely payments to the contractor so as to avoid the filing of mechanics liens against the Subject Property;

               7.5.4 The loan proceeds shall be disbursed pursuant to a format generally followed by institutional construction lenders so as to insure that the proceeds are in fact utilized to defray the costs of construction;

               7.5.5 Purchaser's work shall not unreasonably interfere with the development of the Stables Property or construction of the Off-Site Improvements;

               7.5.6 Seller shall be given prior written notice of the commencement of work so that it can post applicable notices of non- responsibility."


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         19.   Seller acknowledges Purchaser's intention to enter into
contracts or arrangements with prospective purchasers of portions of the Subject Real Property which would be created upon its subdivision and confirms that such contracts or arrangements shall not be deemed to be violations of
Section 9 of the Purchase Agreement; provided, however, that Purchaser and Seller acknowledge that in connection with this Agreement Seller shall not be required to deal with any parties other than Purchaser and its members nor shall Seller be obligated to convey the Subject Real Property other than in a single conveyance to Purchaser or its permitted assignee.

         20. Purchaser agrees to modify the Purchase Agreement as necessary to enable Seller to comply with the requirements of the Internal Revenue Code pertaining to real estate investment trusts, provided that any such modification shall not have a material adverse effects on Purchaser's rights and duties hereunder.

         21. Purchaser warrants and represents that the managers of Purchaser are either William Barrett, or a corporation controlled by him, as the sole manager or William Barrett and William McComas or a corporation controlled by them. Until Close of Escrow any change in the manager shall be subject to Seller's prior approval.

         22. Subject to the foregoing amendments, the Purchase Agreement remains in full force and effect.

         23.   This Amendment may be executed in counterpart, consistent with
Section 14.10 of the Purchase Agreement.


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         IN WITNESS WHEREOF, the parties have executed this Agreement as of the date first set forth above.


SELLER:

CALIFORNIA JOCKEY CLUB, a
Delaware Corporation


By: /s/ Kjell H. Qvale
    _____________________________



PURCHASER:

AIRDIAL COMPANY, LLC
a California limited liability company


By: /s/ W.E. Barrett
    ______________________________



ASSOCIATES:

LEE IACOCCA & ASSOCIATES, INC. a
Michigan Corporation


By: ______________________________


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